SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 12, 2002

TELEX-CHILE S.A.
(Translation of registrant's name into English)

Rinconada El Salto No.202
Comuna de Huechuraba, Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

TELEX-CHILE S.A. (THE "COMPANY")

REPORT ON FORM 6-K

TABLE OF CONTENTS

TÉLEX-CHILE, S.A.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
To Be Held on March 25, 2002

The Special Meeting of Shareholders of Télex-Chile, S.A. will be held at our corporate offices in Santiago, Chile, on Monday, March 25, 2002 at 10:00 A.M. (local time) for the purpose of the following item (the "Item"):

1. To extend until May 30, 2002 the term to subscribe and pay the capital increase approved at the Special Shareholders' Meeting held on January 30, 2002.

Any holder of ADRs entitled to attend and vote at the Special Meeting is entitled to appoint the Bank of New York, as Depositary, as its proxy and vote instead of him or her as instructed. IF YOU DO NOT ATTEND THE SPECIAL MEETING OR INSTRUCT THE DEPOSITARY TO VOTE ON YOUR BEHALF, THE COMPANY HAS THE CONTRACTUAL RIGHT TO VOTE YOUR SHARES IN ITS SOLE DISCRETION AND CURRENTLY INTENDS TO VOTE IN FAVOR OF PROPOSALS TO EXTEND THE TERM FOR THE IMPLEMENTATION OF THE CAPITAL INCREASE. A proxy may be revoked at any time before the effective exercise thereof.

TÉLEX-CHILE S.A.

March 8, 2002
TÉLEX-CHILE S.A.
Rinconada El Salto No. 202
Comuna de Huechuraba
Santiago, Chile

PROXY STATEMENT

This Proxy Statement and the accompanying notice and Proxy Card are furnished in connection with the solicitation by the Board of Directors of Télex-Chile, S.A. of proxies to be used at the Special Meeting of Shareholders (the "Special Meeting") to be held on March 25, at 10:00 A.M., local time, at our corporate offices in Santiago, Chile and at any adjournment or postponement thereof.

This statement and the accompanying notice and proxy card are first being mailed or delivered to shareholders on or about March 8, 2002.

PROXY SOLICITATION

Proxies that are properly completed, signed and received by the Bank of New York, as depositary (the "Depositary") prior to the Special Meeting will be voted in accordance with the instructions of the persons executing the same. The Board encourages you to instruct the Bank of New York, as Depositary, via mail as more fully described on the proxy card. Your instructions may be revoked at any time before it is exercised, by submitting to the Depositary written notice of revocation, a properly executed proxy of a later date or by withdrawing the shares underlying the ADRs and attending the Special Meeting and voting in person. IF NO INSTRUCTIONS ARE RECEIVED THE PROXIES WILL BE VOTED AT THE SOLE DISCRETION OF THE COMPANY AND IT IS CURRENTLY INTENDED THAT THEY WILL BE VOTED IN FAVOR OF THE PROPOSALS TO EXTEND THE TERM FOR SUBSCRIPTION TO THE CAPITAL INCREASE.

The entire cost of soliciting proxies will be borne by Télex-Chile.

The Bank of New York, as Depositary, has fixed the close of business on March 8, 2002 as the record date for determination of shareholders entitled to notice of and to vote at the Special Meeting. Accordingly, only holders of record at the close of business on that date of our shares of common stock will be entitled to notice of and to vote at the Special Meeting.

As of the record date of March 8, 2002, there were 227,926,973 shares of common stock entitled to vote at the Special Meeting. Each share of common stock is entitled to one vote. Each American Depositary Receipt represents 10 shares of common stock of Télex-Chile.

For information concerning the share ownership of our directors and executive officers and 5% beneficial owners, see Item 7 "Major Shareholders and Related Party Transactions" in our 2000 Annual Report on Form 20-F.

In order to constitute a quorum, shares of stock representing a majority of the aggregate voting power of such shares must be present in person or represented by proxy at the Special Meeting.

BACKGROUND

On January 30, 2002, at a special meeting of shareholders, our shareholders voted to increase the capital of Télex-Chile from Ch$98,111,714,580 to Ch$361,782,050,877 to be issued in the form of Series A and Series B shares in proportion to the current numbers of each. The subscription price for these shares was set at Ch$18 per share to be offered on a preferential basis to existing shareholders in proportion to the shares owned by them. Shares not subscribed by existing shareholders would be offered to the financial creditors in exchange for cash or the capitalization of financial obligations owed to such creditors by Télex-Chile. The term for the implementation of the capital increase was originally set to expire on April 27, 2002. For more information regarding the resolutions adopted at the shareholders' meeting, please see the Form 6-K filed on February 1, 2002

On March 5, 2002, Télex-Chile received from a shareholder holding greater than 10% of our outstanding common stock a request to extend the term for the implementation of the capital increase to May 30, 2002. In accordance with Chilean law, the Board voted to call a Special Shareholders' Meeting to consider such request.

One of our principal shareholders, Connected Acquisition Corp., the beneficial owner of 18.1% of our outstanding common stock, recently launched a tender offer in the United States and Chile for approximately 28.69% of our outstanding common stock and published a notification that it has entered into agreements with certain of our creditors to purchase a portion of our outstanding financial debt. If Connected Acquisition Corp. is successful in buying our financial debt from our financial creditors and in closing a tender offer for our common stock, it is likely to beneficially own a controlling interest in our company. For more information regarding Connected Acquisition Corp.'s plans regarding our company, please see the Schedule TO filed with the SEC on March 7, 2002.

EFFECT OF PROPOSALS

The following reference to "Item" is to the Item set forth in the attached Notice of Special Meeting of Shareholders:

Item 1 would allow us to extend the term for our shareholders and creditors to subscribe to and pay for the capital increase approved at the special shareholders' meeting held on January 30, 2002 from April 27, 2002 to May 30, 2002.

If approval from shareholders is received, and if our financial creditors choose to recapitalize their financial obligations the voting power of our non-creditor shareholders may be diluted. Furthermore, if Connected Acquisition Corp. is successful in buying our financial debt from our financial creditors and in closing a tender offer for our common stock, it is likely to beneficially own a controlling interest in our company.

PREFERRED SUBSCRIPTION

Under Chilean law, we are required, whenever we issue new capital stock for cash, to grant preemptive subscription rights to our holders of capital stock, giving them the right to purchase a sufficient number of shares to maintain their existing ownership percentage after giving effect to the new issuance. Shareholders are entitled to transfer their preemptive subscription rights to a third-party.

Shareholders have 30 days form the date that notice of the issuance is made in Chile to exercise their rights.

However, in order to offer the preemptive rights to United States owners of ADSs, a registration statement under the U.S. Securities Act of 1933, as amended (the "Securities Act"), must have been declared effective regarding such rights and related shares, or there must be an exemption from registration available under the Securities Act. We are in the process of evaluating the costs and potential liabilities associated with any such registration statement as well as other factors in order to make a recommendation to our shareholders regarding any such registration process in the United States. No assurance can be given that any such registration statement will be filed making the preemptive rights available to U.S. ADS holders, indeed, in previous capital increases we have opted not to register such rights under the Securities Act and the preemptive rights have not been made available to ADS holders.

To the extent that holders of ADSs are unable to exercise such preemptive rights because a registration statement under the Securities Act has not been filed or declared effective, Bank of New York, as depositary, will attempt to sell such owners' preemptive rights and distribute the net proceeds of the sale (net of the depositary's fees and expenses) to the ADS holders, provided a secondary market exists and a premium can be achieved over the cost of any such sale. ADS holders should be aware that amounts received in exchange for the sale or assignment of preemptive rights will be taxable in Chile and the United States. If such rights cannot be sold within the 30-day exercise period, they will expire and the ADS holders will not realize any value from the grant of such preemptive rights. In either case, the equity interest in our company of such ADS holders will be diluted proportionately.

ROLE OF THE DEPOSITARY

Under the Amended and Restated Depositary Agreement (for more information regarding the Amended and Restated Depositary Agreement, see Amendment No. 1 to the Registration Statement of the Company on Form F-6 dated May 2000), you have the right to instruct the Bank of New York, as Depositary, how to vote your shares at the Special Meeting.

HOW TO VOTE

Each holder of ADRs entitled to vote at the Special Meeting can exercise such vote in one of the following four manners: (1) withdraw the shares underlying the ADRs and attend the meeting in person, (2) instruct the Bank of New York, as Depositary, to vote his or her shares for purposes of establishing a quorum, but to abstain from voting on any matter that may properly come before the meeting or any adjournment thereof, (3) instruct the Bank of New York, as Depositary, not to grant to a person designated by our company discretionary authority to vote the shares on any matter that may properly come before the meeting or any adjournment thereof or (4) instruct the Bank of New York, as Depositary, to grant to a person designated by our company discretionary authority to vote the shares on any matter that may properly come before the meeting or any adjournment thereof. If you do not attend the Special Meeting or do not instruct the Depositary to vote on your behalf, our company has the contractual right under the Depositary Agreement to designate a person vote your shares in such person's sole discretion.

THE FAILURE TO EXERCISE YOUR RIGHT TO VOTE IN ONE OF THE MANNERS LISTED ABOVE WILL HAVE THE EFFECT OF PERMITTING A DESIGNEE OF THE COMPANY TO EXERCISE THE COMPANY'S CONTRACTUAL RIGHT TO EXERCISE ITS DISCRETIONARY AUTHORITY TO VOTE YOUR SHARES AND IT IS CURRENTLY INTENDED THAT YOUR SHARES WILL BE VOTED IN FAVOR OF THE PROPOSALS TO EXTEND THE TERM FOR THE IMPLEMENTATION OF THE CAPITAL INCREASE.

TÉLEX-CHILE S.A.

March 8, 2002
Santiago, Chile

TELEX-CHILE S.A.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

TELEX-CHILE S.A.

By: ______________________

Rafael Wilhelm
Chief Financial Officer